OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711 www.mirandagold.com

MIRANDA REPORTS SURFACE OWNERSHIP AT

WILLOW CREEK REUNITED WITH MINERAL RIGHTS

Vancouver, BC, Canada –August 12, 2015 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) reports that it has acknowledged and agreed with the arrangements entered into between Alaska Hardrock, Inc. (“AHI”) and the surface owner of areas of the Willow Creek, Alaska project that is leased to Miranda.

Until this arrangement was entered into, the surface rights and mineral rights of the patented claims at Willow Creek were severed, and they have now been re-joined. Before the arrangement, AHI had an easement and right to access the mineral rights and before mining commenced at the Coleman Miranda would have had to negotiate terms to use the surface to access the minerals. Pursuant to the arrangement, AHI and the surface owner each traded surface rights and mineral rights so that on completion AHI will hold the surface and mineral rights on the land Miranda is interested in and the surface owner will hold the surface and mineral rights on land they are interested in.

Ken Cunningham, President and CEO of Miranda states, “This land exchange strengthens our position in the district and should facilitate both the permitting and financing of the Coleman Mine. This land exchange eliminates the need for Miranda to negotiate a right to use the surface on the patented ground when mining at the Coleman commences.”

About Miranda

Miranda is a gold exploration company active in Colombia and Alaska whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing relationships with Agnico Eagle Mines Ltd., Prism Resources, and Montezuma Mines Inc.

For more information related to Miranda: Joe Hebert, Executive Vice President 775-340-0450

www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.